March 21, 2013

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Re:	bebe stores, inc.
Form 10-K for Fiscal Year Ended June 30, 2012
Filed September 13, 2012
Form 10-Q for Fiscal Quarter Ended December 29, 2012
Filed February 7, 2013
File No. 000-24395

Dear Ms. Jenkins:

This letter sets forth the responses of bebe stores, inc. (the “Company”, “we”, “us” and “our”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 8, 2013 regarding the Staff’s review of the Company’s Annual Report on Form 10-K filed for the fiscal year ended June 30, 2012 which was filed on September 13, 2012 and our Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2012 which was filed on February 17, 2013.

The Company has submitted a request for confidential treatment under Rule 83 simultaneously with this letter. In addition, pursuant to Rule 12b-4 or the Securities Exchange Act of 1934, as amended, the Company requests that all supplemental materials provided to the Staff be returned to the Company upon completion of the Staff’s review.

The comments included your letter have been repeated in italics and our response follows each comment.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 23

1. It appears your on-line sales have continued to increase over prior periods. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, in future filings please provide a more robust discussion of on-line sales and their impact on gross profit for each period presented. Please also discuss historical trends, causative factors, and your consideration as to whether those trends are likely to continue. Please provide us with draft disclosure of your planned changes. Refer to SEC Release 33-8350 for guidance.

400 VALLEY DRIVE, BRISBANE, CA 94005-1208 PH 415.715.3900

FAX 415.715.3939

The Company is an omnichannel organization operating stores and on-line websites that sell a distinctive line of contemporary women’s apparel and accessories. The Company’s management views its on-line and stores operating divisions as being integral and fundamentally inseparable components of the Company’s business of selling an array of merchandise to retail customers. In particular, the Company’s management believes that its omnichannel strategy, which allows customers to shop seamlessly in stores, online and via mobile devices, substantially enhances the Company’s ability to compete effectively against a variety of retail formats. Accordingly, the Company views its utilization of on-line resources as an important element of the Company’s overall merchandising operations, and not as a separate line of business.

The Company’s on-line and store operations are conducted in a symbiotic manner designed to satisfy customer demand and maximize the profitability of the Company’s overall retailing operations and, as such, are highly integrated from beginning to end. Examples of this integration include: the use of the same sourcing and logistics functions to procure the same merchandise; the ability to fill online orders from stores’ inventory or vice versa; the use of the same advertising, promotional calendars, customer reward programs and other marketing techniques in offering that merchandise for sale to the same base of customers; and the provision of the same post-sale customer service. This integration manifests itself in the Company/customer interface in a variety of ways, including: on-line product research leading to sales of merchandise in stores and vice versa; the availability and use of the search and send on-line feature in stores; the availability of store inventory for sale through the websites; and the ability of customers to return merchandise purchased on-line to store locations. The Company also notes that this integration is supported by the fact that the majority of on-line sales are made to locations that also have a local brick and mortar storefront. This integration is also reflected in the manner in which the Company’s overall operations are managed. For example, decisions regarding the allocation of resources to enhance the Company’s on-line operations, including capital spending and advertising, are made only after consideration of how doing so will also benefit the Company’s store operations and, accordingly, the Company’s overall operations.

In sum, the Company’s on-line and stores operating divisions engage in substantially the same business activities and operate in the same economic environment, and offer substantially the same array of merchandise at the same ticketed price to a common customer base using substantially the same procurement and promotion processes and credit and payment methods. This has become even more evident after the Company’s effort in taking on-line in-house during the first quarter of 2013. Correspondingly, the Company’s on-line and store operating divisions are expected to have similar economic characteristics and long-term financial performance in future periods. The Company does not allocate function expenses such as design and merchandising costs among stores and on-line divisions, and we have supplementally provided to the Staff a table that provides the quarterly and annual impact of the internal margin percentage among stores and on-line divisions for the most recent six quarters and for fiscal year 2012 and 2013 fiscal year to date.

As you will note, margins were similar in the fiscal 2012 and are even more similar in the current fiscal year to date after migrating our on-line operations in-house. If margins for stores and on-line should begin to differ materially in future periods, we will make such disclosures in future reports as well as provide disclosure for the drivers of the change.

Form 10-Q for Fiscal Quarter Ended December 29, 2012

Results of Operations, page 13

2. We note that in fiscal 2012 you began reporting comparable store sales results inclusive of on-line stores. To the extent on-line sales had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that in future filings you will present this key performance indicator in a manner that separately quantifies the on-line activity (e.g. comparable store sales percentage change excluding on-line sales) or provide transparent disclosure regarding the effect of on-line sales on comparable store sales. Please provide us draft disclosure to be included in future filings and show us the effect of on-line store sales on your comparable store sales changes for the current quarter.

As noted, in fiscal 2012 the Company began reporting comparable store sales results inclusive of on-line stores. This decision was driven by the Company’s omnichannel strategy as discussed in the response to the Staff’s first comment. As a result of this omnichannel strategy, we believe that including on-line sales in the comparable store sales disclosures provides the investor with the most comprehensive view of our operations.

The table below provides the quarterly and cumulative impact of comparable on-line sales on the percentage change of bebe stores, inc. comparable sales for the most recent two quarters and for fiscal year 2013 year to date.

% change: increase / (decrease)

bebe stores, Inc. Comparable Sales

	Q1’13	Q2’13	1H’13
Including Comparable On-line Sales	-9%	-11%	-10%
Excluding Comparable On-line Sales	-9%	-12%	-11%

Differential	0%	1%	1%

For the last two quarters and recent fiscal year to date, the effect of on-line sales on comparable store sales has not been material. If the impact of on-line comparable store sales were to change materially in the future we will make such disclosures in future reports as well as provide disclosure regarding the drivers for the change.

Fair Value Measurements

Non-Financial Assets, page 9

3. We note you recognized asset impairment charges of $1.8 million for the six month period ended December 29, 2012 related to under-performing stores. Please provide us with the following information for the long-lived assets you tested for recoverability:

•

We note on page 22 of your Form 10-K, you disclose that assets are “generally” grouped and evaluated for impairment at the store level. Clarify any instances where you considered an asset group to be at a higher level than at the individual store level,

•	Clarify how many asset groups were tested for impairment during the six month period, and

•	Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value).

For any at-risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

As described on page 22 of our Form 10-K, assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at the store level. For the periods reported in our Form 10-K as well as for the periods reported in our subsequent Form 10-Q filings, there have been no instances where we considered an asset group to be at a higher level than at the individual store level.

In accordance with ASC 360-10-35-21, we review long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. One of our triggering events is store performance, which for the purposes of our quarterly impairment review, we review long-lived assets associated with stores that have an operating loss over the last trailing twelve months. We also review our stores for impairment using qualitative factors such as changes in retail centers/shopping malls, lease changes, weather, and localization strategies etc. For the quarter ended December 29, 2012, 16 stores were tested for impairment. Of these stores, 13 stores did not have an undiscounted future cash flow that was greater than the fair value of their assets and were impaired. The three stores not impaired, with an aggregate book value of $0.7 million, had undiscounted cash flows which exceeded their net book value at a minimum of 110%.

The key assumptions used in our undiscounted future cash flow model include sales, gross margin and operating expenses. The key assumptions are based on our annual budget, which is finalized during our fourth quarter of each year, with following years based on these key assumptions updated to reflect management’s outlook regarding the business and the general economic environment.

As disclosed in our Form 10-K in our Critical Accounting Estimates, our impairment calculation requires us to make assumptions and judgments regarding future operating plans and projected cash flows. There is a high degree of uncertainty associated with our key assumptions. The retail business is rapidly changing, requiring us to react to general economic conditions, changes in trends and consumer preferences, actions of competitors and fluctuations in cost of merchandise, among many other variables.

For example, at the end of fiscal 2012 we achieved improvement over our prior year gross margin rate and our overall results exceeded our internal budget. At this time, our management team changed and we implemented ‘new paradigm shift’ including initiatives to expand our customer offerings in the wear-to-work collection, localization strategies as well as elevated product offerings. At the end of our second quarter of fiscal 2013, we were able to conclusively determine that the customer response to these changes was not meeting our budgeted expectations and our future projections were adjusted accordingly.

Due to the potentially significant fluctuations in performance during the year, the significant degree of uncertainty in the model, the seasonal nature of the business, the impact of fashion trends and competitor activity, we deem the review after the second quarter to be the most appropriate time to evaluate our projections for the fiscal year.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter please contact me at (415) 657-4556.

Sincerely,

/s/ Liyuan Woo

Liyuan Woo
Vice President, Controller, Principal Accounting Officer bebe stores, inc.

cc:	Steve Birkhold, Chief Executive Officer
Walter Parks, Chief Operating Officer and Chief Financial Officer
Larry Smith, Senior Vice President and General Counsel
Tad Freese, Latham & Watkins LLP
Ellen Basilico, Deloitte and Touche LLP
Jamie Kessel, Securities and Exchange Commission
Brian Bhandari, Securities and Exchange Commission